Exhibit 99.1

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Press release

Rio Tinto board appointment

07 July 2011

John Varley will join the Boards of Rio Tinto plc and Rio Tinto Limited as a non-executive director on 1 September 2011.

John Varley’s career includes 28 years at global financial services provider Barclays, where he spent six years as chief executive until the end of 2010. His boardroom experience includes current non-executive directorships at AstraZeneca plc and BlackRock Inc. He remains a senior advisor to Barclays and is a member of the International Advisory Panel of the Monetary Authority of Singapore.

Rio Tinto chairman Jan du Plessis said “John Varley is a high-calibre addition to the Boards. Quite apart from John's broad-ranging skills and experience in banking and financial markets, his all-round reputation and business judgement will enhance the Boards' existing strengths. I very much look forward to his joining.”

Notes to editors

Biographical notes

John Varley was Group chief executive of Barclays from 2004 to 2010. He joined Barclays in 1982 and held various positions across the Group, including Group finance director from 2000 to 2003, chief executive of Retail Financial Services from 1998 to 2000 and chairman of the Asset Management Division from 1995 to 1998.

Current non-executive directorships:

•	BlackRock, Inc since December 2009

•	AstraZeneca plc since 2006

John Varley also serves as:

•	Senior advisor to Barclays since 2011

•	Member of the International Advisory Panel of the Monetary Authority of Singapore since 2006

•	President of the Employer’s Forum on Disability since 2005

•	Chairman of Business Action on Homelessness since 2006

•	Honorary president of the UK Drug Policy Commission since 2007

•	Chairman of Marie Curie Cancer Care since 2011

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The Company has received notification from Mr Varley of the following matters under paragraph 9.6.13 of the UK Listing Rules:

Mr Varley has been a director of the publicly quoted companies listed below during the last five years:

•	AstraZeneca plc

•	BlackRock Inc

•	Barclays plc (until 31 December 2010)

•	Barclays Bank plc (until 31 December 2010)

•	Barclaycard Funding plc (until 1 April 1998)

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media